Goodwin Procter llp The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jessica Dickerson, Chris Edwards, Tara Harkins and Sasha Parikh

Re:	Aerovate Therapeutics, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed February 24, 2025
File No. 333-283562

Ladies and Gentlemen,

On behalf of Aerovate Therapeutics, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated March 11, 2025 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 2 to Registration Statement on Form S-4/A (the “Second Amended Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 3 to the Registration Statement (the “Third Amended Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Third Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Third Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Questions and Answers about the Merger

Why am I receiving this proxy statement/prospectus?, page 2

1.	We note your response to prior comment 3. Specifically, we note the statement in your response that the issuance of the Aerovate pre-funded warrants and Aerovate Series A Preferred Stock are being registered as part of the registration statement. However, the disclosure in this section and in the added explanatory note on page 1 states only that the prospectus is used to offer shares of Aerovate common stock. Please revise your disclosures as appropriate to clarify, consistent with your response, that the prospectus also is used to offer the Aerovate pre-funded warrants and Aerovate Series A Preferred Stock.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages i and 129 of the Third Amended Registration Statement in response to the Staff’s comment. The Company also respectfully advises the Staff that it has revised footnote (1) to the filing fee table filed as Exhibit 107 to the Third Amended Registration Statement to clarify that the securities being registered include the Aerovate pre-funded warrants and Aerovate Series A Preferred Stock.

Securities and Exchange Commission

March 14, 2025

The Special Meeting in Lieu of Annual Meeting of Aerovate Stockholders

Solicitation of Proxies, page 100

2.	We note your added disclosure that you have retained Innisfree M&A as your proxy solicitor. Please revise your disclosure to state the material features of any contract or arrangement for such solicitation and the cost or anticipated cost thereof. Refer to Item 4(a)(3) of Schedule 14A.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 10 and 112 of the Third Amended Registration Statement in response to the Staff’s comment.

Opinion of Aerovate's Financial Advisor, page 117

3.	We note your response to prior comment 13. Specifically, although we note your response that Lucid did not review any pro forma financial effects of the merger, as well as your deletion of the corresponding statement on page 118, the Lucid Opinion filed as Annex G states that Lucid “[r]eviewed certain pro forma financial effects of the Merger.” Please tell us how to reconcile this apparent inconsistency or otherwise advise. In addition, we do not see disclosure of the “cash burn model” referenced both on page 118 and in the Lucid Opinion. Please direct us to this disclosure or, as previously requested, provide us with your analysis as to whether such model is material. In your analysis, tell us whether the projections presented in this model were used or relied upon by your board of directors or Lucid in reaching the fairness determination, whether they effected the merger consideration, exchange ratio or other materials terms of the transaction during negotiations, and how the projections related to the merger consideration. Alternatively, revise your discussion to disclose the projections.

Response: The Company respectfully acknowledges the Staff's comment and advises the Staff that while the Lucid Opinion implies that Lucid reviewed pro forma financial effects of the Merger and a Jade cash burn model, no projections regarding Jade's operating forecast were reviewed or considered by Lucid when rendering the Lucid Opinion. The only pro forma financial effects of the Merger or cash burn projection provided by Jade to the Company or Lucid were (i) a pro forma ownership structure of the Combined Company and (ii) an estimate of the period through which Jade believed that the expected net proceeds from the Merger and the Jade pre-closing financing, together with Jade's existing cash, would enable Jade to fund its operating expenses, both of which are disclosed in the Third Amended Registration Statement in the section titled "Principal Stockholders of the Combined Company" and on pages 131, 333 and 340, respectively.

Securities and Exchange Commission

March 14, 2025

U.S. Federal Income Tax Considerations of the Merger, page 133

4.	We note your response to prior comment 15, including the forms of legal opinion filed as Exhibits 8.1 and 8.2 to the registration statement. Please tell us when counsel expects to deliver these tax opinions. Refer to Sections III.D.2 and III.D.3 of Staff Legal Bulletin No. 19. In addition, if you intend the exhibits to constitute short-form opinions, please revise your registration statement to clearly state that the disclosure under U.S. Federal Income Tax Considerations of the Merger is the opinion of counsel and clearly identify and articulate the opinion being rendered. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in accordance with Section III of Staff Legal Bulletin No. 19, the Third Amended Registration Statement includes the opinions of counsel from the Company and Jade to be executed prior to the effectiveness of the Third Amended Registration Statement covering the material tax consequences of the merger as Exhibit 8.1 and Exhibit 8.2, and that the Company has revised the applicable disclosures in the Third Amended Registration Statement on pages 147 and 148.

Securities and Exchange Commission

March 14, 2025

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Please contact the undersigned at (212) 813-8800 or via email at eoconnor@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Edwin M. O’Connor
Edwin M. O’Connor, Esq.
Goodwin Procter LLP

cc:	Timothy Noyes, Aerovate Therapeutics, Inc.
George Eldridge, Aerovate Therapeutics, Inc.
Tevia K. Pollard, Esq., Goodwin Procter LLP
Alicia M. Tschirhart, Esq., Goodwin Procter LLP
Ryan A. Murr, Gibson, Dunn & Crutcher LLP
Branden C. Berns, Gibson, Dunn & Crutcher LLP